UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LEIDOS HOLDINGS, INC.
(Exact name of the registrant as specified in its charter)

Delaware	001-33072
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

1750 Presidents Street, Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

Brian Z. Liss
SVP, Deputy General Counsel and Corporate Secretary
(571) 526-6000
(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2023.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period January 1 to December 31, _____.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Leidos Holdings Inc.’s (the "Company") Conflict Minerals Report for the reporting period from January 1 to December 31, 2023, is attached hereto as Exhibit 1.01 and available on the Investor Relations portion of our website at www.leidos.com.

Statements in this Form SD or the Conflict Minerals Report included as Exhibit 1.01 may include forward-looking statements. Words such as "expect," "intend," "may," "could," "plan," "believe," "anticipate," and similar expressions generally identify these forward-looking statements. Forward-looking statements include, among other things, statements relating to our intended improvement efforts to mitigate risk. Forward-looking statements are based upon assumptions, expectations, plans and projections that we believe to be reasonable when made, but which may change over time. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict. You are urged to consider the limitations on, and the risks associated with, the forward-looking statements and not unduly rely on the accuracy of the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Item 1.02    Exhibit

The Company’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2023, is attached hereto as Exhibit 1.01.

Section 3 – Exhibits

Item 3.01     Exhibits

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEIDOS HOLDINGS, INC.

By:    /s/ Brian Z. Liss
Name: Brian Z. Liss
Title:    SVP, Deputy General Counsel and Corporate Secretary

Date: May 29, 2024